SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

3 June 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 1 June 2002 of our Company as published in the South China Morning Post in Hong Kong on 3 June 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 6/18

E\cw\sa\QPH\ltr.doc.3

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

CHANGE OF DIRECTOR

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Mr. Quek Poh Huat has resigned as an independent non-executive Director of the Company with effect from 1 June 2002. Mr. Tan Soo Nan has been appointed as an independent non-executive Director of the Company in place of Mr. Quek with effect from 1 June 2002. Mr. Tan is the Chief Executive Officer of Temasek Capital (Private) Limited, a wholly-owned subsidiary of Temasek Holdings (Private) Limited.

The Board thanks Mr. Quek for his past valuable contributions to the Company and welcomes Mr. Tan to join the Board of the Company.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 1 June 2002